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December 2, 2021

VIA EDGAR AND ELECTRONIC MAIL

Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Joshua Shainess, Branch Chief Christina Chalk, Senior Special Counsel
Re:	Enzo Biochem, Inc. (“Enzo” or the “Company”) Preliminary Proxy Statement on Schedule 14A Filed November 19, 2021 by Bradley L. Radoff, et al. (the “Proxy Statement”) File No. 001-09974

Dear Mr. Shainess and Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated November 29, 2021 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Bradley Radoff and the other participants in his solicitation (collectively, the “Radoff Group”) and provide the following responses on the Radoff Group’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Reasons for the Solicitation, page 4

1.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the following statements. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.
•	“We are also one of several sizable shareholders with significant concerns regarding Enzo’s imperial corporate governance...”

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December 2, 2021

The Radoff Group acknowledges the Staff’s comment and provides the following on a supplemental basis. The Radoff Group believes that Enzo has displayed “imperial corporate governance” due to Dr. Elazar Rabbani’s apparent outsized influence and Enzo’s history of ignoring, or at least being indifferent to, the will of its shareholders. In particular, the fact that the Board did not accept Dr. Rabbani’s resignation after he failed to be re-elected by shareholders at the 2020 Annual Meeting demonstrates, in the Radoff Group’s view, that the Board has little regard for shareholders’ clear wishes and their role in the democratic Board election process. Further, Enzo and its Board have shown that they are willing to take actions to seemingly manipulate Enzo’s corporate machinery to disenfranchise shareholders – including manipulating nomination deadlines under the Bylaws and adjourning at least one annual meeting when it became clear that the shareholder vote would not produce the outcome Enzo desired. The Radoff Group believes that several other sizable shareholders share these concerns, as demonstrated by the four separate Schedule 13D filers in the Company’s investor base, several of which have delivered letters to the Board expressing their concerns with Dr. Rabbani’s continued outsized influence and Enzo’s corporate governance practices.

Notwithstanding the foregoing, the Radoff Group has revised the Proxy Statement to refer to Enzo’s “poor” corporate governance. Please see page 4 of the Proxy Statement.

•	“We have concluded that the root cause of shareholder suffering is the seemingly unchecked influence and power of Dr. Elazar Rabbani...While all of the Company’s directors other than Dr. Rabbani are purportedly “independent” based on the rules of the New York Stock Exchange, we fear that they are merely ‘independent’ in name only. These directors appear either completely beholden to Dr. Rabbani or utterly oblivious to the unprecedented shareholder opposition to his continued leadership.”

The Radoff Group acknowledges the Staff’s comment and respectfully refers the Staff to the “Background to the Solicitation” section of the Proxy Statement, in particular the description of the Radoff Group’s interactions with Dr. Mary Tagliaferri and Dr. Ian B. Walters – the two newest directors on the Board – from October 19, 2021 through October 25, 2021. The Radoff Group attempted to meaningfully engage with Dr. Tagliaferri and Dr. Walters as the newest and purportedly independent members of the Board to express the Radoff Group’s views of Enzo’s corporate governance without Dr. Rabbani’s participation or interference. However, the Radoff Group’s requests were rebuffed in apparent allegiance to Dr. Rabbani’s leadership. The Radoff Group further respectfully refers the Staff to its response to Comment #1 above, particularly as it relates to the Board’s refusal to accept Dr. Rabbani’s resignation despite his failure to be re-elected by shareholders at the 2020 Annual Meeting.

Notwithstanding the foregoing, the Radoff Group has revised its disclosure to provide the following:

“While all of the Company’s directors other than Dr. Rabbani are purportedly “independent” based on the rules of the New York Stock Exchange, we have concerns whether these directors are truly independent. In our view, these directors appear either beholden to Dr. Rabbani or oblivious to the unprecedented shareholder opposition to his continued leadership.”

December 2, 2021

Please see page 4 of the Proxy Statement.

•	“It is increasingly clear to us that the current Board has chosen to pull the wool over shareholders’ eyes in an attempt to continue to allow Dr. Rabbani to essentially run roughshod over the Company.”

The Radoff Group acknowledges the Staff’s comment and respectfully refers the Staff to its response to Comment #1 above. Notwithstanding the foregoing, the Radoff Group has revised its disclosure to provide the following:

“It is increasingly clear to us that the current Board appears unwilling to take Enzo’s shareholders’ opinions into account and has continued to allow Dr. Rabbani to retain outsized influence over the Company.”

Please see page 5 of the Proxy Statement.

2.	Explain how your director nominees would be able to effect the changes you advocate for (e.g., “better governance” and “superior value creation”).

The Radoff Group acknowledges the Staff’s comment and respectfully refers the Staff to the following biographies of its nominees, which appear on pages 8 and 9 of the Proxy Statement.

Bradley L. Radoff, age 48, is a private investor and has also served as Principal of Fondren Management LP, a private investment management company, since 2005. Mr. Radoff previously served as a Portfolio Manager at Third Point LLC, a registered investment advisory firm, from 2006 to 2009. He also served as Managing Director of Lonestar Capital Management LLC, a registered investment advisory firm, from 2003 to 2004. Mr. Radoff also previously served as a director of Citadel Investment Group LLC, a global financial institution, from 2000 to 2003. Mr. Radoff has served as a director of VAALCO Energy, Inc. (NYSE:EGY), a Texas-based independent energy company, since June 2020, and Harte Hanks, Inc. (OTC:HRTH), a leading global customer experience company, since May 2021. Mr. Radoff previously served as a director of Support.com, Inc. (formerly NASDAQ:SPRT), a leading provider of cloud-based software and services, from June 2016 until its merger in September 2021, and Pogo Producing Company (formerly NYSE:PPP), an oil and gas exploration, development and production company, from March 2007 until the completion of its sale to Plains Exploration & Production Company in November 2007. Mr. Radoff graduated summa cum laude with a B.A. in Economics from The Wharton School at the University of Pennsylvania. The Radoff Group believes that Mr. Radoff’s financial and investment expertise together with his perspective as a significant shareholder of the Company will make him a valuable addition to the Board.

Lorrie A. Carr, age 53, is a high-impact executive with over 20 years’ experience in the biopharmaceutical and specialty pharmacy sectors. Ms. Carr currently serves as a consultant after most recently serving as the Chief Executive Officer and a director of Avita, a national pharmacy services organization, from June 2019 to May 2021. Prior to that, Ms. Carr served as the Chief Executive Officer and a director of ExceleraRx Corp., a healthcare company that empowers integrated delivery networks, health systems and academic medical centers to provide personalized, integrated care for patients, from July 2018 to July 2019. From April 2016 to January 2018, Ms. Carr served as the Chief Commercial Officer of ZappRx, a healthcare technology company. Prior to that, Ms. Carr served as the Divisional Vice President of Enterprise Specialty Sales and Product Management at Walgreens Specialty Pharmacy, a division of Walgreen Co. and provider of specialty pharmacy medications and clinical services, from November 2012 to April 2016. Ms. Carr’s professional experience also includes various positions with Millennium Pharmaceuticals, Inc. (n/k/a Takeda Oncology), a biopharmaceutical company, and Schering-Plough Corp., a former pharmaceutical company. Ms. Carr earned her M.B.A. from the University of Massachusetts, Isenberg School of Management and B.A. in Business Administration from Columbia College. The Radoff Group believes that Ms. Carr’s extensive leadership experience in the healthcare and pharmaceutical industries will make her a valuable addition to the Board.

December 2, 2021

Specifically, Mr. Radoff has a track record of value creation, both as an investor and while serving as a director of several public companies. The Radoff Group further believes that Ms. Carr’s experience in the biopharmaceutical and specialty pharmacy sectors, as well as her executive leadership experience, will allow her to foster better corporate governance practices at Enzo and add critical skillsets to the Board that will lead to superior value creation.

The Radoff Group further refers the Staff to the following disclosure on page 8 of the Proxy Statement, which makes clear that there is no guarantee that the Radoff Group’s director nominees will be able to effect the changes advocated for:

“If elected, the Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they will be able to implement any actions that they may believe are necessary to enhance shareholder value.”

Incorporation by Reference, page 18

3.	Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that the planned reliance on Rule 14a- 5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.

The Radoff Group acknowledges the Staff’s comment and advises the Staff that it does not currently intend to distribute its definitive proxy statement before the Company distributes its definitive proxy statement; provided, however, that if the Radoff Group distributes its definitive proxy statement prior to the Company distributing its definitive proxy statement, the Radoff Group understands that it will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and will subsequently provide any omitted information in a supplement to its definitive proxy statement after the information has been made public by the Company in order to mitigate such risk.

December 2, 2021

4.	Note that reliance on Rule 14a-5(c) does not “incorporate” the information referenced into the participants’ proxy statement. “Incorporation by reference” is explicitly governed by Note D to Schedule 14A codified at Rule 14a-101. That note provides that “[i]nformation may be incorporated by reference only in the manner and to the extent specifically permitted in the items of this schedule.” Please revise the header to remove the implication that participants relying upon Rule 14a-5(c) incorporate information from a registrant’s proxy statement into their own.

The Radoff Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 18 of the Proxy Statement.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel